Exhibit 99.1

NEWS RELEASE

DATE: May 19, 2005

FOR IMMEDIATE RELEASE

Acheson, Alberta - North American Energy Partners announced today that it closed the sale of US$60,481,000 aggregate principal amount of its 9% Senior Secured Notes due 2010. The company also entered into a new revolving credit facility that, together with the senior secured notes, replaces the company’s existing senior secured credit facility.

The sale of the new senior secured notes has not been registered under the Securities Act of 1933 or under the securities laws of any jurisdiction. They were offered only to qualified institutional buyers (as defined in Rule 144A under the Securities Act), to persons outside the United States under Regulation S of the Securities Act and to a limited number of institutional “accredited investors” within the meaning of Rule 501(a)(1), (2), (3) or (7) of the Securities Act. Accordingly, the notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements, and may not be sold in Canada without compliance with applicable securities laws.

North American Energy Partners is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.

This news release contains forward-looking statements. Although the company believes that its expectations are based on reasonable assumptions, no assurance can be given that its goals will be achieved. Any number of factors and uncertainties, many of which are beyond the company’s control, could cause actual results to differ materially from those contemplated by such forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements are enumerated in the company’s reports on Form 6-K filed with the United Stated Securities and Exchange Commission. Undue reliance should not be placed upon forward-looking statements, and the company undertakes no obligation to update those statements.

For more information, contact:

Bernie Robert

Assistant Treasurer, North American Energy Partners Inc.

(780) 960-2266

brobert@nacg.ca